Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Signing a Lease Agreement

Hadera, Israel, September 22, 2008 – Hadera Paper Ltd. (AMEX:AIP) [AIPM] announced that Pursuant to the immediate report published by the Company on August 12, 2008, regarding negotiations for the lease of a real-estate asset, the Company is honored to announce the following:

On September 18, 2008, the Company has engaged in a lease agreement (hereinafter: “The Agreement”) with Gav-Yam, Bayside Land Corporation Ltd. (“The Lessor”), a public company controlled by the Company’s indirect controlling shareholder, pursuant to which the Company will lease a real-estate asset in Modiin comprising a total area of 18.4 acres, and buildings that will be built by the Lessor for the Company on a plot of land with a total building area of 21,300 square meter (the land and the buildings hereinafter together: “The Leased Property”).

The Leased Property shall serve as a center for logistic purposes, manufacture and offices for subsidiary and associated companies of the Company and will partially replace existing leasing agreements.

The Company will take possession of the Leased Property approximately 21 months subsequent to obtaining all the necessary building permits including the Israel Land Administration permit for the lease of the asset to the Company (subject to changes as detailed in the agreement).

The Leasing Period shall be 15 years from the date of receiving possession of the Leased Property. The Company will also hold an option to extend the lease by an additional 9 years and 11 months (hereinafter: “The Option”). It is agreed that the accumulated lease period shall in no way exceeds 24 years and 11 months. Despite the aforesaid, the Leasing Party shall be eligible to terminate the lease within 10 years of receiving possession of the Leased Property, by providing advanced written notice of 180 days, prior to the termination of the said ten first years.

Pursuant to the agreement, the Company shall be eligible to request in written from the Lessor to conduct additional construction work and/or build additional buildings on its behalf, comprising a total area of up to 3.21 acres (hereinafter: “additional construction”). The leasing monthly fees will be increased for the additional construction according to the all inclusive investment cost in building the additional construction based on an annual return that will be calculated as 10%. Despite the aforesaid, should the Company realize its right to request the said additional construction, then the Leasing Period shall not terminate earlier than ten years from the date of completion of the additional construction and the Company shall not be entitled to utilize the exit right and to announce the termination of the agreement within ten years of receiving possession date.

Obtaining a building permit within the period as determined in the agreement shall be a suspending condition for the execution of the agreement.

The leasing fees shall be paid monthly and shall amount to NIS 1,135,000 (approximately $ 326,149) per month, linked to the Consumer Price Index (CPI) of July 2008, as detailed in the agreement and with the addition of VAT, as prescribed by law. It is noted that upon completion of ten years of the leasing period (provided that the agreement was not cancelled prior to that date, as detailed above), the leasing fees shall be raised by 3%, in relation to the leasing fees in the last month prior to the termination of the initial ten-year leasing period. It is further noted that in the event that the company realizes the option, the leasing fees will be raised by 5% in relation to the leasing fees in the last month prior to the start of the option period.

The level of the leasing fees was determined by negotiation between the parties.

The validity of the agreement is contingent upon obtaining the approval of the certified bodies of the Company and the Lessor to the transaction within and no later then 90 days of the signing of the agreement.

The transaction is subject to the receipt of the approval of the Company’s Audit Committee and Board of Directors, and the General Meeting of the Company, according to the Companies Law, 1999. Upon the approval of the transaction, if will be approved, by the Company’s Audit Committee and Board of Directors, the Company shall publish a detailed immediate report, in accordance to the Securities Regulations (Transactions Between a Company and its Controlling Shareholder) – 2001, regarding the transaction and its conditions, and regarding the invitation to a special general meeting of the Company’s shareholders for the purpose of approving the said transaction

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il